SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20059
                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934


                                Amendment No. 21





                               Weis Markets, Inc.
                               ------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                  948849-104
                                --------------
                                (CUSIP Number)


                               February 14, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]Rule 13d-1(b)
   [   ]Rule 13d-1(c)
   [ X ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that ssection of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 948849-104
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(1)	Names of Reporting Persons			                       ELLEN W.P. WASSERMAN
	   IRS Identification No	 of Above Person		            SS# ###-##-####

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(2)	Check the Appropriate Box if a Member of a Group       (a) [   ]
                                                           (b) [ X ]
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(3)	SEC Use Only

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(4)	Citizenship or Place of Organization           				    United States

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Number of Shares	          (5) Sole Voting Power 	             3,524,424
Beneficially Owned
Owned by Each				          ------------------------------------------------
Reporting Person
With:                      (6) Shared Voting Power                   -0-

				                       ------------------------------------------------

                         		(7) Sole Dispositive Power          3,524,424

                           ------------------------------------------------

                         		(8) Shares Dispositive Power 	            -0-

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(9)	Aggregate Amount Beneficially	Owned by Each                3,524,424
  		Reporting Person

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(10)Check if the Aggregate Amount	in Row (9) Excludes               [  ]
    Certain Shares (See Instructions)

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(11)Percent of Class Represented	by Amount in Row (9)                8.4%

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(12)Type of Reporting Person (See Instructions)         IN = (Individual)

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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                              SCHEDULE l3G
             (Under the Securities and Exchange Act of 1934)

Item 1  (a) Name of Issuer:	                    Weis Markets, Inc.
	       (b)	Address of Issuer's Principal	      1000 South Second Street
            Executive Offices:                  P.O. Box 471
                                          		    Sunbury, PA 17801-0471

Item 2  (a)	Name of Person Filing:         	    ELLEN W.P. WASSERMAN
	       (b)	Address of Principal Business	      3416 Garrison Farms Road
 		         Office, or if None, Residence:	     Pikesville, MD 21208
        (c)	Citizenship:	                       United States
        (d)	Title of Class of Securities	       Weis Markets, Inc. Common Stock
        (e)	CUSIP Number:	                      948849-104

Item 3 If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        (a)[  ]Broker or dealer registered under section 15 of the Act.
        (b)[  ]Bank as defined in section 3(a)(6) of the Act.
        (c)[  ]Insurance company as defined in section 3(a)(19) of the Act.
        (d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940.
        (e)[  ]An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
        (f)[ ]An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
        (g)[ ]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
        (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
        (i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
        (j)[  ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4  Ownership:
        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
        Item 1.
        (a)Amount Beneficially Owned:                                 3,524,424
        (b)Percent of Class:                                                8.4%
        (c)Number of shares as to which such person has:
         (i)Sole power to vote or to direct the vote                  3,524,424
         (ii)Shared power to vote or to direct the vote                     -0-
         (iii)Sole power to dispose or to direct the disposition of   3,524,424
         (iv)Shared power to dispose or to direct the disposition of        -0-

Item 5  Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following [ ].

        NOTE: Item 5 is not applicable to reporting person.
        ---------------------------------------------------

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

        NOTE: Item 6 is not applicable to the reporting person.
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Item 7  Identification and Classification of the Subsidiary Which Acquired
        the Security Being Reported on By the Parent Holding Company:
        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed t

        NOTE: Item 7 is not applicable to the reporting person.
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Item 8  Identification and Classification of Members of the Group:
        If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

        NOTE: Item 8 is not applicable to the reporting person.
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Item 9  Notice of Dissolution of Group:

        NOTE: Item 9 is not applicable to the reporting person.
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Item 10 Certification:

        NOTE: Item 10, pursuant to 240.13d-1(b) or : 240.13d-1(c), is not
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        applicable to the reporting person.
        -----------------------------------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:	February 11, 2000                        Ellen W.P. Wasserman
       -----------------                        -----------------------
                                           					Ellen W.P. Wasserman